UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

GOLDEN TELECOM, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

38122G107

(CUSIP Number)

Bjørn Hogstad

Telenor ASA

Snaroyveien 30

N-1331 Fornebu

Norway

47-97-77-8806

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2008

(Date of Event which Requires Filing of this Statement)

Copy to:

Peter O’Driscoll

Orrick, Herrington & Sutcliffe LLP

Tower 42, Level 35

25 Old Broad Street

London EC2N 1HQ

England

44-20-7562-5000

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 38122G107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Nye Telenor East Invest AS
2	Check the Appropriate Box if a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 7,369,972
8 Shared Voting Power -0-
9 Sole Dispositive Power 7,369,972
10 Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,369,972
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented By Amount in Row (11) 18.3% of the outstanding Common Stock
14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP NO. 38122G107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Telenor Networks Holding AS
2	Check the Appropriate Box if a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 7,369,972(1)
8 Shared Voting Power -0-
9 Sole Dispositive Power 7,369,972(1)
10 Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,369,972(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented By Amount in Row (11) 18.3% of the outstanding Common Stock(1)
14	Type of Reporting Person (See Instructions) CO

(1)	The Reporting Person disclaims beneficial ownership of all shares.

SCHEDULE 13D

CUSIP NO. 38122G107

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Telenor ASA
2	Check the Appropriate Box if a Member of a Group (See Instructions) a. ☐ b. ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 7,369,972(1)
8 Shared Voting Power -0-
9 Sole Dispositive Power 7,369,972(1)
10 Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,369,972(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented By Amount in Row (11) 18.3% of the outstanding Common Stock(1)
14	Type of Reporting Person (See Instructions) CO

(1)	The Reporting Person disclaims beneficial ownership of all shares.

AMENDMENT NO. 5 TO SCHEDULE 13D

The statement on Schedule 13D relating to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Golden Telecom, Inc. (“Golden Telecom”), as previously jointly filed by Nye Telenor East Invest AS, Telenor Networks Holding AS (as successor to Telenor Business Solutions Holding AS) and Telenor ASA (as amended by Amendment Nos. 1 through 4 thereto, the “Statement”), is hereby amended and supplemented with respect to the items set forth below. Except as provided herein, this Amendment does not modify any of the information previously reported in the Statement.

This Amendment to the Statement is being jointly filed by Nye Telenor East Invest AS (“Nye Telenor”), Telenor Networks Holding AS (“Telenor Networks”) and Telenor ASA (“Telenor ASA” and, together with Nye Telenor and Telenor Networks, collectively, the “Reporting Persons”).

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby supplemented with the following information:

This Amendment is being filed by the Reporting Persons to report their filing of an amended Schedule 13E-3 Transaction Statement (together with the Schedule 13E-3 filed on January 18, 2008, the “Schedule 13E-3”) with the Securities and Exchange Commission (the “Commission”) with respect to the tender offer by Lillian Acquisition, Inc. (“Merger Sub”), a wholly-owned subsidiary of VimpelCom Finance B.V. (“Parent”), which is a wholly-owned subsidiary of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”), in respect of any and all outstanding shares of Common Stock of Golden Telecom at a price per share of $105.00 in cash (the “Tender Offer”). The Tender Offer is being made in connection with the Agreement and Plan of Merger, dated as of December 21, 2007, among Parent, Merger Sub and Golden Telecom (the “Merger Agreement”), pursuant to which, after the Tender Offer is consummated and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Golden Telecom (the “Merger”).

Telenor has decided to tender all its shares of the Company’s common stock into the Offer, and has tendered its shares in accordance with the instructions described in the Offer to Purchase. Telenor reserves the right, exercisable in its sole discretion, to withdraw the shares of the Company’s common stock tendered by it prior to the expiration of the Offer.

Except as disclosed in this Amendment and the Reporting Persons’ Schedule 13E-3, the Reporting Persons are not parties to, nor do they have any plans or proposals which relate to or would result in, any extraordinary corporate transaction, any change in Golden Telecom’s present board of directors or management, or any other material change to Golden Telecom or its business.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2008	NYE TELENOR EAST INVEST AS

	By:	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR NETWORKS HOLDING AS

	By:	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact
TELENOR ASA

	By:	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact